UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 15, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Pacific Entertainment Corporation

File No. 000-54389 - CF#26741

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Pacific Entertainment Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10 filed on May 4, 2011, as amended.

Based on representations by Pacific Entertainment Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.13	through December 31, 2016
Exhibit 10.18	through November 17, 2012

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Loan Lauren P. Nguyen
Special Counsel